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SEC FILE NUMBER
8-44201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bankoh Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

130 Merchant St. CC#475
(No. and Street)

Honolulu	HI	96813
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Otto	(808) 694-6562	christopher.otto@boh.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1003 Bishop Street #2600	Honolulu	HI	96813
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher A. Otto, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bankoh Investment Services, Inc., as of 3/27, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROUELLA V.P. TILITILE NOTARY PUBLIC No. 14-325 STATE OF HAWAII

Signature: C Otto

Title:
President & CEO

Rouella VP Tilitile
Notary Public, State of Hawaii
My commission expires: 9/14/2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

This Certificate is attached to a 2-page Annual Reports Form X-17A-5 Part III would deter fraudulent removal and reattachment of loose certificate.

Rouella VP Tilitile

Rouella V P Tilitile, Notary Public
First Judicial Circuit, State of Hawaii

My commission expires: 9/14/2026

ROUELLA V.P. TILITILE NOTARY PUBLIC No. 14-325 STATE OF HAWAII

NOTARY PUBLIC CERTIFICATION

Rouella V.P. Tilitile **First Judicial Circuit**

Doc. Description: Annual Reports Form X-17A-5 part III

No. of Pages: 3 **Date of Doc.** undated

Rouella VP Tilitile 3/27/2025

Notary Signature **Date**

ROUELLA V.P. TILITILE NOTARY PUBLIC No. 14-325 STATE OF HAWAII

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Bankoh Investment Services, Inc.
As of and for the Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

As of and for the Year ended December 31, 2024

Contents



Ernst &Young
1003 Bishop Street
Suite 2600
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 535 6888
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Bankoh Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 1992.
March 27, 2025

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	1,773,973
Commissions receivable from brokers and dealers, net		82,071
Other assets		95,919
Total assets	$	1,951,963

Liabilities and stockholder's equity

Liabilities:

Due to parent for income taxes payable	$	65,135
Accrued expenses and other liabilities		487,404
Total liabilities		552,539

Stockholder's equity:

Common stock ($10 par value),		
authorized, issued and outstanding 50,000 shares		500,000
Additional paid-in capital		1,000,000
Accumulated deficit		(100,576)
Total stockholder's equity		1,399,424
Total liabilities and stockholder's equity	$	1,951,963

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2024

Revenues

Annuity and insurance fee income	$ 4,722,842
Investment advisor fees	3,075,448
Mutual fund and securities income	1,713,040
Other income	159,928
	9,671,258

Expenses

Salaries, commissions and benefits	6,527,312
Broker charges	1,195,197
Occupancy	401,289
Equipment	176,997
Legal	190,057
Intercompany services expense	137,100
General excise tax	283,883
Other operating expenses	214,886
	9,126,721

Income before income taxes	544,537
Provision for income taxes	137,278
Net Income	$ 407,259

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2024

	Common Stock		Additional Paid-in Capital		Accumulated Deficit		Total	
Balance at December 31, 2023	$	500,000	$	1,000,000	$	(507,835)	$	992,165
Net income		–		–		407,259		407,259
Balance at December 31, 2024	$	500,000	$	1,000,000	$	(100,576)	$	1,399,424

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2024

Operating activities

Net income	$	407,259
Adjustments to reconcile net income to net cash		
used by operating activities:		
Deferred taxes		(2,833)
Increase in commissions receivable from brokers and dealers, net		37,928
Decrease in other assets		4,850
Decrease in due to parent for income taxes		21,262
Increase in accrued expenses and other liabilities		99,013
Net cash provided by operating activities		567,479
Increase in cash and cash equivalents		567,479
Cash and cash equivalents at beginning of year		1,206,494
Cash and cash equivalents at end of year	$	1,773,973

See accompanying notes.

1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"). The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934, which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer, ensuring that customer assets are securely managed and reducing the regulatory burden on the Company. This exemption is further supported under Footnote 74 of the SEC Release No. 34-70073 whereby the Company's business activities, which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company does not directly or indirectly receive, hold, or otherwise owe funds for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Additionally, the Company did not carry accounts of or for customers or PAB accounts throughout the most recent fiscal year without exception.

The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation ("SIPC") and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. Additionally, the Company is a Registered Investment Advisor offering a variety of managed account solutions directed by third-party asset managers. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC ("NFS"), which maintains the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles ("GAAP") and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.

Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid assets with original maturities of less than ninety days. Cash equivalents include funds held in a money market fund that totaled $1,658,483 as of December 31, 2024.

Revenue Recognition

Revenue is largely derived from commissions received from the sale of annuity and life insurance products, mutual funds, and securities. In addition, the Company earns investment advisor fees from the Company's Managed Account Platform Services (MAPS) wealth management product.

The Company's significant revenue streams are discussed below.

Annuity and Insurance Fee Income

Annuity and insurance income primarily consists of commissions received on annuity product sales, primarily fixed annuities. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the annuity policy. Shortly after the policy is issued, the carrier remits the commission payment to the Company and the Company recognizes the revenue. The majority of the trailer commission fees relates to variable annuity products and are calculated based on a percentage of market value at period end. Although much of the performance obligation is satisfied upon the sale of the policy, revenue for trailer commission fees remains constrained until the Company can confirm that the annuity is still active at period end and the market value can be determined. Therefore, trailer commission fees are recognized over time as the constraints are resolved.

Mutual Fund and Securities Income

Mutual fund and securities income primarily consists of commissions from sales of mutual funds and other securities. Commissions from the sale of mutual funds and other securities are recognized at a point in time on trade date, which is when the Company satisfies its performance obligation of executing the sale. The Company also receives periodic trailer commission fees (i.e., 12b-1 fees) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, and is constrained until the net asset value can be determined. Therefore, trailer revenue is recognized over time as the constraints are resolved. Annuity and insurance fee income and mutual fund and securities income recognized at a point in time on trade date was $5,008,905 as of December 31, 2024. Trailer revenue recorded over time was $1,426,977 as of December 31, 2024.

Investment Advisor Fees

Investment advisor fees from the Company's MAPS wealth management product are earned over time (as the performance obligation is satisfied) and based on an annual percentage rate of the net asset value. The investment advisor fees are charged to the customer's account in advance, on the first month of the quarter, and the revenue is recognized over the following three-month period.

Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables from NFS and Lincoln Financial Group were $82,071 as of December 31, 2024, and are reported in net commissions receivable from brokers and dealers in the statement of financial condition.

Accounting Standards Pending Adoption

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures." ASU 2023-09 enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. ASU 2023-09 is not expected to have a material impact on the Company's financial statements.

3. Service Agreement

The Company has a service agreement with NFS who provides certain services as the Company's clearing firm. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2024, the Company had net capital of $1,290,335, which was $1,240,335 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.43-to-1. The Company had no subordinated debt at December 31, 2024, or at any time during the year then ended.

5. Related Party Transactions

The Bank, pursuant to an internal expense sharing agreement, allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2024 included:

Occupancy	$389,656
Intercompany Services Expense	137,100

At December 31, 2024, amounts due to the Bank included in accrued expenses and other liabilities totaled $155,907. At December 31, 2024, the Company maintained $94,367 in non-interest bearing accounts at the Parent.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $134,271 to the Parent for income taxes during 2024. As of December 31, 2024, the amount payable to the Parent for income taxes owed was $65,134.

The Company had a federal deferred tax asset of $18,739 and a state deferred tax asset of $3,749 as of December 31, 2024, which are predominantly the result of temporary differences relating to the accrued vacation and deferred compensation and included in other assets. Management believes it is more likely than not that the deferred tax assets will be realized.

The components of the provision for income taxes for the year ended December 31, 2024, are as follows:

Current:		
Federal	$	97,463
State		42,648
Total Current		140,111
Deferred:		
Federal		(4,501)
State		1,668
Total Deferred		(2,833)
Provision for income taxes	$	137,278

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate of 21% to loss before income taxes primarily due to the effect of state taxes and expenses that are not deductible for tax purposes.

The Parent's federal tax returns for 2021 through 2023 remain subject to examination. The Parent's State of Hawaii income tax returns for 2017 and 2021 through 2023 remain subject to examination by the taxing authorities.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $325,694 in 2024 and was included in salaries, commissions and benefits.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the

Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2024, the Company's expense for the Retirement Plan, Excess Plan and postretirement benefits was $35,453 and was included in salaries, commissions and benefits.

8. Contingencies

As of December 31, 2024, there were various outstanding FINRA Arbitration Claims filed by customers against the Company. The claims allege negligence, breach of fiduciary duty and negligent supervision by the Company in the sale of products offered by Northstar Financial Services Bermuda Ltd. The claims seek damages, punitive damages, attorney's fees, interest, costs and any further relief the arbitration panel deems proper. The Company has filed its responses to the claims (or will file if not yet due); as there are many unresolved issues of fact and law, no liabilities associated with these matters have been recognized. Management disputes any wrongdoing and the cases are being vigorously defended.

In addition to the litigation noted above, the Company is occasionally subject to lawsuits, investigations and claims arising out of the conduct of our business. Based on information currently available, management believes the eventual outcome of any claims against the Company will not have a material adverse effect on the Company's statements of loss and financial condition. However, in the event of unexpected future developments, it is possible the ultimate resolution of those matters, if unfavorable, may be material to the Company's financial statements.

9. Subsequent Events

Subsequent events have been evaluated through March 27, 2025, the date the financial statements were issued.

In January 2025, the Company entered into a networking agreement with Cetera Financial Institutions ("Cetera") to enhance and expand the investment and financial services offered to the Company's customers. In connection with this agreement, Cetera will provide broker-dealer services for the Company, which will be rebranded as Bankoh Advisors.

Supplemental Information

Bankoh Investment Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

As of December 31, 2024

Net Capital

Total stockholder's equity qualified for net capital	$	1,399,424
Deductions and/or charges:		
Nonallowable assets:		
Commissions receivable from brokers and dealers		-
Deferred taxes		22,488
Other assets		23,431
Total nonallowable assets:		45,919
Deduction for excess Fidelity Bond		30,000
Total deductions and charges		75,919
Net capital before haircuts on securities positions:		
(Tentative net capital)		1,323,505
Haircuts on money market funds		(33,170)
Net capital	$	1,290,335

Aggregate Indebtedness

Items included in statement of financial condition:		
Due to parent for income taxes payable	$	65,135
Accrued expenses and other liabilities	$	487,404
Total aggregate indebtedness	$	552,539

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	36,836
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	50,000
Net capital in excess of required minimum	$	1,240,335
Ratio: Aggregate Indebtedness to Net Capital		0.428 to 1

There are no material differences between the net capital computation presented above and the net capital computation presented in our unaudited December 31, 2024 Part II FOCUS filed on January 28, 2025.

14

Bankoh Investment Services, Inc.
A non-banking subsidiary of Bank of Hawaii • Member FINRA/SIPC

Bankoh Investment Services, Inc.'s Exemption Report

Bankoh Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bankoh Investment Services, Inc.

I, Christopher A. Otto, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: *Christopher Otto*   3/27/2025
80B9F781723943C...

Title: President & Chief Executive Officer

March 27, 2025



Ernst &Young
1003 Bishop Street
Suite 2600
Honolulu, HI 96813

Tel: +1 808 531 2037
Fax: +1 808 535 6888
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Bankoh Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Bankoh Investment Services, Inc. Exemption Report, in which Bankoh Investment Services, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provision")

(2) The Company met the identified exemption provision of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2024 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 27, 2025

A member firm of Ernst & Young Global Limited